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                          March 18, 2022

       Alex Rose
       Executive Vice President
       Braemar Hotels & Resorts Inc.
       14185 Dallas Parkway, Suite 1200
       Dallas, TX 75254

                                                        Re: Braemar Hotels &
Resorts Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 14,
2022
                                                            File No. 333-263517

       Dear Mr. Rose:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction